Exhibit 99.1

Brookfield Asset Management Inc.

BROOKFIELD AND INVESTMENT CORPORATION OF DUBAI ANNOUNCE APPOINTMENT OF DOUGLAS KIRKMAN IN DUBAI

Dubai, February 26, 2013 – Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) and Investment Corporation of Dubai announced today that they have appointed Douglas Kirkman, Senior Vice President of the Brookfield Property Group, as chief executive officer of ICD-Brookfield Management Limited, which will be the manager of the ICD-Brookfield Dubai Real Estate Fund (under formation).  He will be based in Dubai.

Prior to assuming his current position, Mr. Kirkman worked for the Blackstone Group, where he helped set up their Indian real estate business and led their drive into Turkey, among his other responsibilities in their European principal investing activities.

The ICD-Brookfield Dubai Real Estate Fund, once formed, will pursue opportunities in the Dubai real estate sector with a particular focus on development opportunities. The manager of the Fund is jointly owned by Brookfield Asset Management and Investment Corporation of Dubai.

Investment Corporation of Dubai is the investment arm of the government of Dubai and holds stakes in more than 30 companies, including Emaar Properties, developer of the world’s largest mall and tallest tower, and Emirates Airlines.

ICD contact:
Abdulla Al Qubaisi
Operations Director
Tel: +97147071344
Fax: +97147071444
Email:  abdulla.alqubaisi@icd.gov.ae

Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide Brookfield with a competitive advantage in the markets where it operates. Brookfield is co-listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

Brookfield contact:
Andrew Willis SVP, Communications and Media Tel: (416) 369 - 8236 Fax: (416) 363 - 2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations Tel: (416) 369-8246 Fax: (416) 363-2856 Email: katherine.vyse@brookfield.com

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Forward-Looking Statements

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "considering" and "intends" and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements in regards to the proposed offering and the use of proceeds from the offering described in this news release.  Although Brookfield Asset Management believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

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